As filed with the Securities and Exchange Commission on April 30, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

ABBEY NATIONAL PLC
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
ENGLAND AND WALES
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[X] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing ordinary shares, 10p each, of Abbey National plc	100,000,000 American Depositary Shares	$5.00	$5,000,000	$633.50

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

_______________________

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 3, 15, 16, 22 and 23
(iii) The collection and distribution of dividends	Articles number 3, 4, 6, 9, 12, 14, 15, 18, 21 and 22
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 13, 15, 16, 21, 22 and 23
(v) The sale or exercise of rights	Articles number 12, 13, 14, 15, 21 and 22
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 3, 4, 6, 9, 12, 14, 17, 18, 21 and 22
(vii) Amendment, extension or termination of the deposit agreement	Articles number 18, 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 6, 8 22, and 23
(x) Limitation upon the liability of the depositary	Articles number 4, 13, 14, 18 and 21
3. Fees and Charges	Articles number 3, 7, 8 and 20

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of March 2, 1995, among Abbey National plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of Letter agreement among Abbey National plc and The Bank of New York relating to pre-release activities. – Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 29, 2004.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares, 10p each, of Abbey National plc.

By:

The Bank of New York,
 As Depositary

By:  /s/ Vincent J. Cahill, Jr.

Name: Vincent J. Cahill, Jr.

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Abbey National plc has caused this Registration Statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, England on April 29, 2004.

ABBEY NATIONAL PLC

By:  /s/ L Arnold
Name: L Arnold
Title: Chief Executive and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or amendment has been signed by the following persons in the capacities indicated on April 29, 2004.

/s/ Lord Burns Name: Lord Burns Title: Chairman	___________________________ Name: K Woodley Title: Deputy Chairman
/s/ L Arnold Name: L Arnold Title: Chief Executive and Director (Principal Executive Officer)	/s/ S Hester Name:S Hester Title: Chief Operating Officer (Principal Accounting & Financial Officer)
/s/ Y Jetha Name: Y Jetha Title: Director	/s/ M Pain Name: M Pain Title: Director
/s/ A Wyatt Name: A Wyatt Title: Director	/s/ A Porter Name: A Porter Title: Director
/s/ P Vacassin Name: P Vacassin Title: Director	___________________________ Name: L Allen Title: Director

___________________________ Name: R Hayden Title: Director	___________________________ Name: V Radice Title: Director
___________________________ Name: G Cooper Title: Director	___________________________ Name: The Lord Shuttleworth Title: Director
___________________________ Name: G Murphy Title: Director
/s/ Donald J. Puglisi Name: Donald J. Puglisi Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Deposit Agreement dated as of March 2, 1995, among Abbey National plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.

2	Form of Letter agreement among Abbey National plc and The Bank of New York relating to pre-release activities.
4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.
5	Certification under Rule 466.